UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Auxilio, Inc.
Full Name of Registrant

_________________
Former Name if Applicable

26300 La Alameda, Suite 100
Address of Principal Executive Office (Street and Number)

Mission Viejo, CA 92691
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Form 10-K for the year ended December 31, 2011, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant’s management’s dedication of such management's time to business matters. This has taken a significant amount of management's time away from the preparation of the Form 10-K and delayed the preparation of the audited financial statements for the year ended December 31, 2011.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Paul T Anthony                                           (949) 614-0698
(Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Auxilio, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2012	By:	/s/ Joseph J. Flynn
Joseph J. Flynn
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV — OTHER INFORMATION (Continued)

Net loss increased by $1,021,924 to $2,591,642for the year ended December 31, 2011, as compared to the same period in 2010.  The increase was primarily a result of higher revenue from the addition of seven new recurring revenue contracts offset by higher cost of revenue attributed to the same seven new recurring revenue contracts between October 2010 and July 2011 and an increase in our operational support costs to prepare for the growth that we experienced from 2010 and extending in to 2012.  In addition, sales and marketing and general and administrative expenses increased $763,030 to $5,191,051 for the year ended December 31, 2011.